Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 27, 2017, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All of the Outstanding Shares of Common Stock

of

Rightside Group, Ltd.

at

$10.60 Net Per Share

by

DTS Sub Inc.

a Wholly Owned Subsidiary

of

Donuts Inc.

DTS Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Donuts Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Rightside Group, Ltd., a Delaware corporation (the “Company”), at a price of $10.60 per Share (the “Offer Price”), net to the holder in cash, subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments and supplements thereto, are collectively referred to as the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 26, 2017 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JULY 26, 2017), UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2017 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) applicable advance notice to the Internet Corporation for Assigned Names and Numbers (“ICANN”), and ICANN having not expressly denied or withheld its consent to the transaction. The term “Minimum Condition” is defined in Section 15 (“Certain Conditions of the Offer”) in the Offer to Purchase and generally requires that the number of Shares that have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that are not actually delivered prior to the expiration of the Offer), together with those Shares already owned by Parent and its subsidiaries, represent at least a majority of the Shares then outstanding (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the expiration date of the Offer, regardless of the conversion or exercise price). The Offer is also subject to other important conditions as set forth in Section 15 (“Certain Conditions of the Offer”) in the Offer to Purchase. There is no financing condition to the Offer.

The Merger Agreement provides, among other things, that (i) subject to certain conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation and a wholly owned subsidiary of Parent, and (ii) the Merger will be governed by Section 251(h) of the Delaware General Corporation Law (“DGCL”) and will be effected as soon as practicable following the acceptance of the Offer, without a meeting of the stockholders of the Company. Each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) treasury shares, (ii) Shares held by Parent, Purchaser or any wholly owned subsidiary of Parent, (iii) Shares held by the Company or any wholly owned subsidiary of the Company, and (iv) Shares owned by the Company’s stockholders who have properly preserved their appraisal rights under Section 262 of the DGCL), will be converted into the right to receive $10.60 in cash (or any greater per Share price paid in the Offer), subject to any applicable tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares, or completing the Offer or the Merger.

Once the Merger occurs, actions will be taken so that the Company ceases to be a publicly traded company.

The Company’s Board of Directors, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer; and (iv) adopted a resolution having the effect of causing the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203) not to apply to the execution, delivery or performance of the Merger Agreement, or the completion of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to American Stock Transfer & Trust Company, LLC (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term “Expiration Time” means 12:00 midnight, New York City time, on July 26, 2017 (one minute after 11:59 p.m., New York City time, on July 26, 2017), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides, among other things, that (i) if, at the then-scheduled Expiration Time, any Offer condition is not satisfied and has not been waived, then Purchaser will extend the Offer for successive periods of not more than 10 business days each, or such other period as may be agreed by Parent and the Company, to permit such Offer condition to be satisfied; and (ii) Purchaser will extend the Offer for the minimum period required by applicable law, any interpretation or position of the U.S. Securities and Exchange

Commission (the “SEC”) or its staff or the rules of The Nasdaq Stock Market LLC applicable to the Offer. Notwithstanding (i) and (ii) above, in no event will Purchaser be required, or permitted without the Company’s prior written consent, to extend the Offer beyond the close of business on December 10, 2017.

Pursuant to the terms of the Merger Agreement, Purchaser has expressly reserved certain rights relating to waiving or amending certain terms and conditions of the Offer, with the prior written consent of the Company required in some instances. Any extension, delay, waiver or amendment to the Offer will be followed as promptly as practicable by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain tendered, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 26, 2017. For a withdrawal to be effective, a proper written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment or of withdrawal of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons or entities whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is completed, the receipt of cash in exchange for your Shares in the Merger, will be a taxable transaction for United States federal income tax purposes. You are urged to consult with your tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders call toll-free from the U.S. and Canada: (888) 750-5834

Banks and Brokers call collect: (212) 750-5833